# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LendingClub Corporation, CIK 0001409970
CUSIP: 52603A208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 595 Market Street, Suite 200, San Francisco, United States (X1), 94105
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001034333

## Reporting persons
- Bay Pond Investors (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 5,882,684; sole dispositive power 0; shared dispositive power 5,882,684; aggregate amount beneficially owned 5,882,684 (5.1% of the class)

## Item 1. Issuer
Name of issuer: LendingClub Corporation
Address of issuer's principal executive offices: 595 Market Street, Suite 200, San Francisco CA 94105

## Item 2. Person Filing
Name of person filing: Bay Pond Investors (Bermuda) L.P.
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,882,684
Percent of class: 5.11
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,882,684
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,882,684

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bay Pond Investors (Bermuda) L.P.: Ihsan Speede, Authorized Person (04/24/2026)
Comment: Wellington Alternative Investments LLC; Its General Partner

Signature: Ihsan Speede
Name/Title: Authorized Person
Date: 04/24/2026